FIS Brokerage & Securities Services LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$ 44,202,105
Cash and securities segregated under federal regulations	261,813
Receivable from brokers and dealers	9,839,201
Furniture, equipment, software and leasehold improvements, at cost less accumulated depreciation and amortization of $29,292,447	9,404,856
Receivable from affiliates	530,403
Accounts receivable, net of allowance of $564,805	17,151,794
Deferred tax asset, net	9,457,932
Prepaid expenses and other assets	1,608,951
Total assets	$ 92,457,055

Liabilities and Member's Equity

Payable to brokers and dealers	$ 1,115,880
Payable to Parent and affiliates	8,574,642
Accrued compensation and benefits	5,360,304
Accounts payable, accrued expenses and other liabilities	8,216,850
Total liabilities	23,267,676
Member's equity	69,189,379
Total liabilities and member's equity	$ 92,457,055

The accompanying notes are an integral part of these financial statements